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                                                                 EXHIBIT (a)(14)


To: Participants in the ALLIED Life Financial
    Corporation Employee Stock Ownership Plan

     As many of you know, Nationwide Mutual Insurance Company and its wholly owned subsidiary Nationwide Life Acquisition Corporation have announced a cash tender offer for all of the outstanding common stock of ALLIED Life Financial Corporation at a price of $30 per share, net to the seller in cash, without interest thereon. As a participant in the ALLIED Life Financial Corporation Employee Stock Ownership Plan, you have the opportunity to decide whether to tender the shares of common stock into which the ESOP Preferred Shares held for your benefit by the Plan are convertible. Each ESOP Preferred Share is convertible to one share of common stock.

     If the tender offer is successful, you will be allocated $30 for every share in your account. The $30 per share price represents a premium of $6.12 1/2 over the closing price on May 15, 1998 (the last full trading day prior to Nationwide's disclosure of its previous proposal to purchase the common stock of ALLIED Life Financial Corporation at $30 per share).

     This letter accompanies tender offer materials to help you make an informed decision. Upon successful conclusion of the tender offer, Nationwide will terminate the Plan and distribute the benefits to the participants. All qualifying ALLIED employees will thereafter be eligible to participate in Nationwide's 401(k) plan.

     As of the date of the change in control, all participants' accounts will become fully vested and nonforfeitable. Participants can then choose to roll over the distribution to an IRA, roll over the distribution to Nationwide's 401(k) plan, or otherwise receive it as a taxable distribution.

     We believe that your positive response will maximize your account and, therefore, strongly urge you to tender your shares. If you have any questions or would like more information, contact Georgeson & Company Inc., the information agent, at (800) 223-2064.

     Nationwide reaffirms its commitment to increase the current level of ALLIED employment, and looks forward to making its benefits program available to its new employees.

     Your directions regarding your tender of shares is, by law and under the terms of the Plan, confidential. We encourage you to give your instructions to the Plan Trustee in order to accomplish the tender of your shares.

                                    Very truly yours,

                                    NATIONWIDE MUTUAL INSURANCE COMPANY
                                    NATIONWIDE LIFE ACQUISITION CORPORATION